Form 10-K, Exhibit 13
period 1996-10-31
SHILOH INDUSTRIES INC
filed 1997-01-29
CIK 904979

                                                                Exhibit 13.1

     The following table sets forth selected consolidated financial data of the Company. The data for each of the five years in the period ended October 31, 1996, are derived from the consolidated financial statements of the Company, which have been audited by Price Waterhouse LLP, independent accountants. The data presented below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements and the notes thereto included elsewhere in this annual report.

(amounts in thousands, except per share data)                                                  Years Ended October 31,
                                                                              -----------------------------------------------------
INCOME STATEMENT DATA:                                                           1996       1995       1994       1993      1992
                                                                              -----------------------------------------------------
     Revenues                                                                 $ 219,466  $ 212,348  $ 194,766  $ 162,526  $132,661
     Cost of sales                                                              173,836    173,734    164,013    134,607   106,726
                                                                              -----------------------------------------------------
           Gross profit                                                          45,630     38,614     30,753     27,919    25,935
     Selling, general and administrative expenses                                17,086     14,341     13,962     12,324    13,314
                                                                              -----------------------------------------------------
           Operating income                                                      28,544     24,273     16,791     15,595    12,621
     Interest expense, net                                                          111        402        836      1,377     1,820
     Minority interest                                                              123       --         --           (6)      (57)
     Other income (expense), net                                                    (81)        64        (82)       182       133
                                                                              -----------------------------------------------------
     Income from continuing operates before taxes and effect of
           change in accounting principle                                        28,475     23,935     15,873     14,394    10,877
           Provision for income taxes                                            10,952      9,471      6,491      5,958     4,523
                                                                              -----------------------------------------------------
     Income from continuing operations before effect of
           change in accounting principle                                        17,523     14,464      9,382      8,436     6,354
     Loss from discontinued operations, net of income taxes                        (256)      (289)      (613)       427       636
     Loss of sale of discontinued operations, net of income taxes                (9,589)      --         --         --        --
     Effect of change in accounting principle                                      --         --         (281)      --        --
                                                                              -----------------------------------------------------
     Net income                                                               $   7,678  $  14,175  $   8,488  $   8,863  $  6,990
                                                                              =====================================================
ACTUAL
     Income from continuing operations before effect of
           change in accounting principle per share                           $    1.35  $    1.11  $    0.72
     Loss from discontinued operations, net of income taxes per share             (0.02)     (0.02)     (0.05)
     Loss on sale of discontinued operations, net of income taxes per share       (0.74)      --          --
     Effect of change in accounting principle per share                            --         --        (0.02)
                                                                              -------------------------------
     Net income per share                                                     $    0.59  $    1.09  $    0.65
                                                                              ===============================

     Weighted average number of common shares                                    13,011     13,003     12,968

PRO FORMA: (1)
     Income from continuing operations before effect of
            change in accounting principle per share (1)                                                       $    0.82  $   0.69
     Income from discontinued operations, net of income taxes per share (1)                                         0.04      0.07
                                                                                                               -------------------
     Net income per share (1)                                                                                  $    0.86  $   0.76
                                                                                                               ===================
      Weighted average number of common shares:                                                                   10,351     9,167

OTHER DATA:
      (excludes Shafer Valve)
      Capital expenditures                                                    $  37,482  $  25,519  $  12,815  $  12,803  $ 15,504
      Depreciation and amortization                                               7,166      6,467      6,063      5,125     4,440

BALANCE SHEET DATA:
      Working capital                                                         $  34,813  $  36,405
      Total assets                                                              207,009    173,264
      Total debt                                                                 52,933     23,306
      Stockholders' equity                                                      126,157    118,479


(1) Periods prior to the reorganization are computed based upon the number of shares outstanding immediately subsequent to the Company's initial public offering in July 1993.

                                 MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS SHILOH INDUSTRIES, INC.

GENERAL

     In 1995, the Company prepared a long-term, business plan which included a strategic decision to concentrate on the core steel processing segment. As a result, the Company sought inquiries from prospective bidders for the sale of its subsidiary, Shafer Valve Company ("Shafer Valve"). Effective April 30, 1996, the Company accounted for Shafer Valve as a discontinued operation. In May 1996, the Company entered into an agreement to sell the stock of Shafer Valve to Bettis Corporation. The sale was completed on July 9, 1996.

     Subsequent to the November 1, 1996 purchase of Greenfield Die & Manufacturing Company ("GDM"), the Company operates through eight subsidiaries, Shiloh Corporation, Valley City Steel Company, The Sectional Die Company, Medina Blanking, Inc., Sectional Stamping, Inc., Liverpool Coil Processing, Inc., Shiloh of Michigan, L.L.C., the Company's joint venture with Rouge Steel ("Shiloh of Michigan"), and GDM.

     The Company typically experiences decreased revenue and operating income during the first fiscal quarter of each year, usually resulting from generally slower overall automobile production during the winter months. The revenues and operating income in the third fiscal quarter can also be affected by the typically lower automobile production activities in July due to manufacturers' changeover in production lines.

     The Company provides a full range of intermediate steel processing services through two product lines: blanking and stamping; and other steel processing services, which include pickling hot rolled steel and slitting, edge trimming, roller leveling and cutting to length hot and cold rolled steel. The following table sets forth, for the periods indicated, revenues by product line. Revenues from intercompany sales have been allocated to the product line providing the product or service.



                                                                      Years Ended October 31
                                             --------------------------------------------------------------------------
(dollars in thousands)                          1996                        1995                        1994
-----------------------------------------------------------------------------------------------------------------------
                                               AMOUNT     %                Amount     %                Amount     %
                                             --------------------------------------------------------------------------

Blanking and Stamping                        $153,270    69.8 %          $151,282    71.2 %          $133,373    68.5 %
Other Steel Processing                         66,196    30.2 %            61,066    28.8 %            61,393    31.5 %
                                             --------------------------------------------------------------------------
  Total                                      $219,466   100.0 %          $212,348   100.0 %          $194,766   100.0 %
                                             ==========================================================================

     In analyzing the financial aspects of the Company's steel processing operations, a number of factors must be considered. First, plant utilization levels are very important to profitability because of the capital intensive nature of these operations. Because the Company performs a number of different processing operations, however, it is not meaningful to analyze simply the total tons of steel processed. For example, blanking and stamping involve more operational processes, from the design and manufacture of tools and dies to the production and packaging of the final product, than the Company's other steel processing services and therefore generally have higher margins. Second, a significant portion of the Company's steel processing products and services is provided to customers on a toll processing basis. Under these arrangements, the Company charges a specified toll processing fee for the processing operations performed without acquiring ownership of the steel and being burdened with the attendant costs of ownership and risk of loss. The Company estimates that during the past three years approximately 86% of total tons processed was done on a toll processing basis. Revenues from operations involving directly owned steel include a component of raw material cost whereas toll processing revenues do not. As a result, the proportion of toll processing revenues to total steel processing revenues decreases as total revenues increase, provided the mix between toll processing and directly owned steel processing remains relatively constant. By product line, the Company's blanking and stamping operations use more directly owned steel than do its other steel processing operations. In addition, changes in the price of steel can impact the Company's results of operations because raw material costs are by far the largest component of cost of sales in processing directly owned steel.

RESULTS OF OPERATIONS


     The following table sets forth, for the periods indicated, income statement data of the Company expressed as a percentage of revenues:

                                                       Years Ended October 31,
--------------------------------------------------------------------------------------
                                                 1996            1995           1994
--------------------------------------------------------------------------------------

Revenues                                        100.0%          100.0%          100.0%
Cost of sales                                    79.2            81.8            84.2
--------------------------------------------------------------------------------------
Gross profit                                     20.8            18.2            15.8
Selling, general and administrative expenses      7.8             6.8             7.2
--------------------------------------------------------------------------------------
Operating income from continuing operations      13.0            11.4             8.6
Interest expense, net                              --              .2              .4
Minority interest                                  --              --              --
--------------------------------------------------------------------------------------
Income from continuing operations
  before taxes and effect of change in
  accounting principle                           13.0            11.2             8.2
Provision for income taxes                        5.0             4.4             3.3
--------------------------------------------------------------------------------------
Income from continuing operations
  before effect of change in
  accounting principle                            8.0             6.8             4.9
Loss from discontinued operations, net
  of income taxes                                  .1              .1              .3
Loss on sale of discontinued
  operations, net of tax                          4.4              --              --
Effect of change in accounting principle           --              --             (.2)
--------------------------------------------------------------------------------------
Net income                                        3.5%            6.7%            4.4%
======================================================================================

YEAR ENDED
OCTOBER 31, 1996
COMPARED TO
YEAR ENDED
OCTOBER 31, 1995

     REVENUES. Revenues increased by $7.1 million, or 3.4%, to $219.5 million for the year ended October 31, 1996 from $212.4 million for the comparable period in 1995. The increase in revenues primarily reflects improvements in the Company's steel processing product line. The percentage of toll processing sales as a percentage of total sales increased to 28.8% in 1996 from 26.3% in 1995. Revenues from the blanking and stamping product line for 1996 increased approximately 1.3% from the comparable period of 1995, while revenues from the other steel processing product line increased approximately 8.4%.

     GROSS PROFIT. Gross profit increased $7.0 million, or 18.2%, to $45.6 million for 1996 from $38.6 million for the comparable period in 1995. Gross margin increased to 20.8% for 1996 from 18.2% for the comparable period in 1995. The increase in gross margin is principally due to management's continued efforts to contain costs and recover historical steel price increases through higher sale prices to its customers. Continued improvements in gross margin will be more difficult to achieve as the impact of these price increases lessens. In addition, the increase in toll processing sales as a percentage of total sales contributed to gross margin improvement.

     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses increased by $2.8 million, or 19.6%, to $17.1 million for 1996 from $14.3 million for the comparable period in the prior year. As a percentage of revenues, these expenses increased to 7.8% for 1996 from 6.8% for the comparable period in 1995. The increase is primarily due to the expansion of the corporate sales staff and to pre-operating costs with respect to Shiloh of Michigan.

     OTHER. Interest expense, net decreased to $110,540 in 1996 from $402,449 in the prior year due primarily to capitalization of interest related to expansion of several facilities. The provision for income taxes was $11.0 million in 1996 compared with $9.5 million in 1995, representing effective tax rates of 38.5% and 39.6%. The reduction in the effective tax rate is primarily due to state tax credits.

     DISCONTINUED OPERATIONS. On July 9, 1996, the Company sold the stock of Shafer Valve and accordingly has accounted for this operation as a discontinued operation. Prior years' statements of income and cash flows have been restated to reflect the discontinuation of the valve actuator segment.


YEAR ENDED OCTOBER 31, 1995 COMPARED TO YEAR ENDED OCTOBER 31, 1994

     REVENUES. Revenues increased by $17.6 million, or 9.0%, to $212.4 million for the year ended October 31, 1995 from $194.8 million for 1994. The increase in revenues primarily reflects improvements in the Company's blanking and stamping product line. Revenues from blanking and stamping increased 13.4% while revenues from other steel processing decreased by 0.5% in 1995 compared with 1994. The percentage of total steel processing revenues from directly owned steel processed decreased from 75.6% to 73.7%.

     GROSS PROFIT. Gross profit increased $7.9 million, or 25.6%, to $38.6 million for 1995 from $30.8 million for the comparable period in 1994. Gross margin increased to 18.2% in 1995 from 15.8% in 1994. The increase in gross margin is primarily a result of management's continued efforts to contain costs and recover historical steel price increases through higher sale prices to its customers. In addition, the increase in toll processing sales as a percentage of total sales contributed to gross margin improvement as did the shift in mix to blanking and stamping from other steel processing. The percentage of total steel processing revenues from toll processing increased to 26.3% in 1995 from 24.4% in 1994.

     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses decreased by $0.4 million, or 2.9% to $14.3 million in 1995 from $14.0 million in 1994. As a percentage of revenues, these expenses declined to 6.8% in 1995 from 7.2% in 1994. The decrease is attributable to successful cost containment measures implemented beginning the second quarter of 1994.

     OTHER. Interest expense, net decreased to $402,449 in 1995 from $836,141 in the prior year due primarily to capitalization of interest related to expansion of several facilities. The provision for income taxes was $9.5 million in 1995 compared with $6.5 million in 1994, representing effective tax rates of 39.6% and 40.9%, respectively.


LIQUIDITY
AND CAPITAL RESOURCES

     At October 31, 1996, the Company had $34.8 million of working capital, representing a current ratio of 2.5 to 1 and long-term debt of 40.0% of total equity. As a result of this strong financial condition, the Company will be able to continue its planned investment in new equipment and facilities through the next fiscal year.

     Net cash provided by operating activities is primarily generated from net income of the Company plus non-cash charges for depreciation and amortization, which because of the capital intensive nature of the Company's business, are substantial. Net cash provided by operating activities for 1996 was $16.6 million as compared to $25.5 million for the comparable period in 1995. Fluctuations in working capital, including the working capital of discontinued operations, were the primary factors causing the decrease in net cash provided by operations from 1995 to 1996. The provision for loss on sale of the discontinued operations had no effect on cash flow during the period. Net cash provided by operating activities has historically been used by the Company to fund a portion of its capital expenditures.

     Capital expenditures were $37.5 million during the year ended October 31, 1996 and $25.5 million for the comparable period in 1995. The capital expenditures made during 1996 were primarily for the construction of a blanking facility in Romulus, Michigan, a joint venture with Rouge Steel, as well as a $15 million expansion of stamping operations at the Company's Sectional Stamping facility in Wellington, Ohio. The Company's total capital budget for 1997 amounts to approximately $60 million. The increased level of capital expenditures is due to the planned construction of an $8.0 million tool and die facility in Wellington, Ohio, as well as $25.6 million in expansions of current blanking and stamping facilities. These additions are being made to support increased business and anticipated new business and to enhance productivity. The Company anticipates financing these expansions through traditional bank financing.

     On November 1, 1996, the Company completed the acquisition of GDM for approximately $22 million. This acquisition was financed with funds obtained through Shiloh's credit facilities.

     Prior to April 16, 1996, the Company had a $23 million unsecured revolving credit facility with Society National Bank (now known as KeyBank National Association)("KeyBank"). In conjunction with the negotiation of the new credit facility described below, this line was terminated. On April 16, 1996, the Company signed an agreement with KeyBank for a new revolving credit facility ("Shiloh Facility") not to exceed $30 million. The term of the Shiloh Facility extends to February 28, 2000 with an option for successive one year term extensions available at the Company's request and KeyBank's approval, upon proper written notification. The Company has the option to select the applicable interest rate at KeyBank's prime rate or the LIBOR rate plus 1/2% fixed in increments of 30, 60 or 90 days. The terms of the agreement require an annual commitment fee equal to 1/4% on the average unused amount of the Shiloh Facility. In addition, the Company is acting as an 80% guarantor for a $23 million revolving credit facility entered into by Shiloh of Michigan ("SOM Facility"). The Company is required to maintain certain customary operating and financial covenants during the terms of the Shiloh Facility and the SOM Facility. The Company is in compliance with all of its loan covenants, and none of these covenants would preclude the Company from completing currently planned capital expenditures.

     The Company believes that it currently has sufficient liquidity and available capital resources to meet its existing needs, and the financial capability to increase its long-term borrowing level if that becomes appropriate due to changes in its capital requirements. Aggregate total availability under the Shiloh Facility and the SOM Facility is $56.0 million, $11.0 million of which was unused at October 31, 1996. The $13.2 million proceeds from the sale of Shafer Valve was used primarily to reduce debt.

     In March 1995, Medina County, Ohio issued on behalf of the Company an aggregate of $5.4 million in principal amount of variable rate industrial revenue bonds due 2010, which are secured by the Company with a letter of credit. The funds from these bonds were used to finance a portion of the expansion at the Company's steel pickling operations in Valley City, Ohio. The Company had withdrawn the entire $5.4 million as of October 31, 1996.

OUTLOOK

     The statements contained in this Report that are not historical facts are forward-looking statements. These forward-looking statements are subject to certain risks and uncertainties with respect to the Company's operations in fiscal 1997 as well as over the long term such as, without limitations, (i) a downturn in the automotive industry, which is highly cyclical, dependent on consumer spending and subject to the impact of domestic and international economic conditions and regulations and policies regarding international trade,
(ii) the ability of the Company to accomplish its strategic objectives with respect to external expansion through selective acquisitions and internal expansion and (iii) increases in the price of, or limitations on the availability of steel, the Company's primary raw material. Any or all of these risks and uncertainties could cause actual results to differ materially from those reflected in the forward-looking statements. These forward-looking statements reflect management's analysis only as of the date of the filing of this Report. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof. In addition to the disclosure contained herein, readers should carefully review risks and uncertainties contained in other documents the Company files from time to time with the Securities and Exchange Commission.


EFFECT OF
INFLATION

     Inflation generally affects the Company by increasing the interest expense of floating rate indebtedness and by increasing the cost of labor, equipment and raw materials. Although the general level of inflation has not had a material effect on the Company's financial results, the Company's difficulties in passing through steel price increases adversely affected its operating results in fiscal 1994.

MARKET FOR
COMPANY'S
COMMON
EQUITY AND
RELATED
STOCKHOLDERS'
MATTERS

     As of the close of business on January 17, 1997, there were 175 stockholders of record for the Company's Common Stock. The Company has not declared or paid any cash dividends on shares of its equity securities, including Common Stock, since its incorporation in April 1993. The Company currently intends to retain earnings to support its growth strategy and does not anticipate paying dividends in the foreseeable future. The Common Stock is traded on the Nasdaq National Market under the symbol "SHLO."

STOCK HIGH LOW


     The Company's Common Stock commenced trading on June 29, 1993. The table below sets forth the high and low closing prices for the Company's Common Stock for its four quarters in 1995 and 1996.

                          High            Low
-----------------------------------------------
1st Quarter
  January 31, 1995       $ 9.25          $ 7.00
2nd Quarter
  April 30, 1995         $ 9.88          $ 8.25
3rd Quarter
  July 31, 1995          $11.13          $ 7.63
4th Quarter
  October 31, 1995       $12.38          $10.25
1st Quarter
  January 31, 1996       $13.00          $10.63
2nd Quarter
  April 30, 1996         $14.38          $12.00
3rd Quarter
  July 31, 1996          $17.75          $13.00
4th Quarter
  October 31, 1996       $18.00          $12.75


                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors
and Stockholders of
Shiloh Industries, Inc.

     In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, of cash flows and of stockholders' equity, present fairly, in all material respects, the financial position of Shiloh Industries, Inc. and its subsidiaries at October 31, 1996 and 1995 and the results of their operations and their cash flows for each of the three years in the period ended October 31, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the management of Shiloh Industries, Inc.; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

     As discussed in Notes 10 and 12 to the consolidated financial statements, the Company changed its method of accounting for postretirement benefits other than pensions and for income taxes in 1994.

/s/ Price Waterhouse LLP
Cleveland, Ohio
December 10, 1996

                           CONSOLIDATED BALANCE SHEET
                           Shiloh Industries, Inc.

                                                            October 31,
-------------------------------------------------------------------------------
                                                       1996            1995
-------------------------------------------------------------------------------
ASSETS
     Cash and cash equivalents                     $  1,721,152   $  2,391,645
     Accounts receivable                             33,115,765     31,908,590
     Inventory                                       18,626,492     21,047,110
     Deferred income taxes                            1,034,092      2,860,311
     Prepaid expenses                                 3,573,160      2,469,767
-------------------------------------------------------------------------------
     Total current assets                            58,070,661     60,677,423
-------------------------------------------------------------------------------
     Property, plant and equipment, net             122,293,375     97,952,032
     Goodwill                                           615,318     11,295,553
     Other long-term assets                          26,029,671      3,338,583
-------------------------------------------------------------------------------
        Total assets                               $207,009,025   $173,263,591
-------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY
     Accounts payable                              $  9,719,528   $  8,559,699
     Current portion of long-term debt                       --      2,350,000
     Short-term note payable                          2,500,000             --
     Accrued income taxes                             1,412,499      2,927,251
     Other accrued expenses                           9,625,343     10,435,319
-------------------------------------------------------------------------------
        Total current liabilities                    23,257,370     24,272,269
-------------------------------------------------------------------------------
     Long-term debt                                  50,433,352     20,956,042
     Deferred income taxes                            7,161,027      9,494,277
     Long-term person liability                              --         61,827
-------------------------------------------------------------------------------
        Total liabilities                             80,851,749     54,784,415
-------------------------------------------------------------------------------
     Stockholders' equity
      Common stock, par value $.01 per share;
       25,000,000 shares authorized;
       13,011,663 shares issued and outstanding
       at October 31, 1996 and 1995                     130,116        130,116
      Preferred stock, $.01 per share; 5,000,000
       shares authorized and unissued                        --             --
      Paid-in capital                                38,375,152     38,375,152
      Retained earnings                              87,652,008     79,973,908
-------------------------------------------------------------------------------
      Total stockholders' equity                    126,157,276    118,479,176
-------------------------------------------------------------------------------
     Commitments and contingent liabilities                  --             --
      Total liabilities and stockholders'
       equity                                      $207,009,025   $173,263,591
===============================================================================

The accompanying notes are an integral part of these financial statements.

                              CONSOLIDATED STATEMENT OF INCOME
                              Shiloh Industries, Inc.


                                                                                                 Year Ended October 31,
----------------------------------------------------------------------------------------------------------------------------------
                                                                                          1996           1995             1994
----------------------------------------------------------------------------------------------------------------------------------
Revenues                                                                            $ 219,465,925   $ 212,347,916    $ 194,765,771
Cost of sales                                                                         173,835,459     173,734,108      164,012,691
----------------------------------------------------------------------------------------------------------------------------------
Gross Profit                                                                           45,630,466      38,613,808       30,753,080
Selling, general and administrative expenses                                           17,086,152      14,340,652       13,961,812
----------------------------------------------------------------------------------------------------------------------------------
Operating income                                                                       28,544,314      24,273,156       16,791,268
Interest expense, net                                                                     110,540         402,449          836,141
Minority interest                                                                         123,162              --               --
Other income (expense), net                                                               (81,215)         64,019          (82,254)
----------------------------------------------------------------------------------------------------------------------------------
Income from continuing operations before taxes and effect of change in
  accounting principle                                                                 28,475,721      23,934,726       15,872,873
Provision for income taxes                                                             10,952,269       9,470,855        6,490,598
----------------------------------------------------------------------------------------------------------------------------------
Income from continuing operations before effect of change in accounting principle      17,523,452      14,463,871        9,382,275
Loss from discontinued operations, net of income taxes                                   (256,139)       (288,469)        (613,453)
Loss on sale of discontinued operations, net of income taxes                           (9,589,213)             --               --
Effect of change in accounting principle                                                       --              --         (280,943)
----------------------------------------------------------------------------------------------------------------------------------
Net income                                                                          $   7,678,100   $  14,175,402    $   8,487,879
----------------------------------------------------------------------------------------------------------------------------------
Earnings per share:
  Income from continuing operations before effect of change in
    accounting principle                                                            $        1.35   $        1.11    $         .72
  Loss from discontinued operations                                                          (.02)           (.02)            (.05)
  Loss on sale of discontinued operations                                                    (.74)             --               --
  Effect of change in accounting principle                                                     --              --             (.02)
----------------------------------------------------------------------------------------------------------------------------------
  Net income per share                                                              $        0.59   $        1.09    $         .65
==================================================================================================================================

Weighted average number of common shares                                               13,011,663      13,002,616       12,968,210

The accompanying notes are an integral part of these financial statements.

                                        CONSOLIDATED STATEMENT OF CASH FLOWS
                                        Shiloh Industries, Inc.

                                                                                                 Years Ended October 31,
--------------------------------------------------------------------------------------------------------------------------------
                                                                                         1996           1995             1994
--------------------------------------------------------------------------------------------------------------------------------
Cash Flows From Operating Activities:
     Net income                                                                     $  7,678,100    $ 14,175,402    $  8,487,879
     Adjustments to reconcile net income from continuing operations to net cash provided by operating activities:
       Depreciation and amortization                                                   7,165,910       6,466,668       6,062,570
       Discontinued operations                                                         9,845,352         288,469         613,453
       Minority interest                                                                (103,162)             --              --
       Deferred income taxes                                                           1,290,012         683,979         215,691
       Deferred pension                                                                       --          61,827        (746,750)
       Loss (gain) on sale of assets                                                          --          40,831         301,321
       Effect of accounting change                                                            --              --         280,943
       Changes in operating assets and liabilities:
         Accounts receivable                                                          (3,412,343)     (1,757,362)      1,559,378
         Inventories                                                                  (2,527,297)      2,639,569      (5,994,768)
         Prepaids and other assets                                                    (1,415,075)      1,690,578      (2,421,798)
         Payables and accruals                                                         3,492,744       1,060,896       2,373,245
         Accrued income taxes                                                         (1,226,016)      1,270,429       2,781,325
--------------------------------------------------------------------------------------------------------------------------------
     Net cash provided by continuing operations                                       20,788,225      26,621,286      13,512,489
       Discontinued operations - non cash and working capital changes                 (4,225,697)     (1,165,511)      1,418,686
--------------------------------------------------------------------------------------------------------------------------------
     Net cash provided by operating activities                                        16,562,528      25,455,775      14,931,175
--------------------------------------------------------------------------------------------------------------------------------
Cash Flows From Investing Activities:
       Capital expenditures                                                          (37,482,394)    (25,519,357)    (12,814,959)
       Proceeds from sale of assets                                                   13,200,000         297,580         108,416
       Deposit for acquisition of business                                           (22,577,937)             --              --
--------------------------------------------------------------------------------------------------------------------------------
     Net cash used in investing activities                                           (46,860,331)    (25,221,777)    (12,706,543)
--------------------------------------------------------------------------------------------------------------------------------
Cash Flows From Financing Activities:
     Proceeds from short-term borrowings                                              16,500,000      11,800,000       7,800,000
     Repayments of short-term borrowings                                             (14,000,000)    (11,800,000)    (19,000,000)
     Proceeds from long-term borrowings                                               65,102,310       5,331,042      12,500,000
     Repayments of long-term borrowings                                              (37,975,000)     (4,892,836)     (5,346,558)
     Issuance of common stock                                                                 --         194,696         368,362
--------------------------------------------------------------------------------------------------------------------------------
     Net cash provided by (used for) financing activities                             29,627,310         632,902      (3,678,196)
--------------------------------------------------------------------------------------------------------------------------------
     Net increase (decrease) in cash and cash equivalents                               (670,493)        866,900      (1,453,564)
     Cash and cash equivalents at beginning of period                                  2,391,645       1,524,745       2,978,309
--------------------------------------------------------------------------------------------------------------------------------
     Cash and cash equivalents at end of period                                     $  1,721,152    $  2,391,645    $  1,524,745
--------------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these financial statements.

                                                              CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                                                              Shiloh Industries, Inc.
                                                                 Common
                                                                 Stock            Additional
                                                                 ($.01 Par         Paid-in         Retained
                                                                  Value)           Capital          Earnings         Total
--------------------------------------------------------------------------------------------------------------------------------
October 31, 1993                                               $129,492          $37,812,718      $57,310,627      $ 95,252,837
   Issuance of 39,680 common shares                                 397              367,965               --           368,362
   Net Income                                                        --                   --        8,487,879         8,487,879
------------------------------------------------------------------------------------------------------------------------------------
October 31, 1994                                                129,889           38,180,683       65,798,506       104,109,078
   Issuance of 22,813 common shares                                 227              194,469               --           194,696
   Net Income                                                        --                   --       14,175,402        14,175,402
------------------------------------------------------------------------------------------------------------------------------------
October 31, 1995                                                130,116           38,375,152       79,973,908       118,479,176
   Net Income                                                        --                   --        7,678,100         7,678,100
------------------------------------------------------------------------------------------------------------------------------------
October 31, 1996                                               $130,116          $38,375,152      $87,652,008      $126,157,276
------------------------------------------------------------------------------------------------------------------------------------



The accompanying notes are an integral part of these financial statements.

                                     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                     Shiloh Industries, Inc.

NOTE 1
BUSINESS

The Company is a vertically integrated steel processor that supplies high quality blanks, stampings and processed steel to the automotive and other industries.

NOTE 2
SUMMARY OF
SIGNIFICANT
ACCOUNTING
POLICIES

PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of the Company and all wholly-owned and majority-owned subsidiaries. All significant intercompany transactions have been eliminated.

REVENUE RECOGNITION

     The Company recognizes revenue upon product shipment. Revenues include both direct sales as well as toll processing revenue. Toll processing revenue is generated when the Company processes customer owned material. Revenues include $63,171,827, $55,848,345 and $47,439,862 of toll processing revenue for 1996,
1995 and 1994, respectively.

EMPLOYEE BENEFIT PLANS

     The Company accrues the cost of defined benefit pension plans which cover a majority of the Company's employees in accordance with Statement of Financial Accounting Standards No. 87 ("SFAS 87"). The plans are funded based on the requirements and limitations of the Employee Retirement Income Security Act of 1974. Substantially all employees of the Company participate in discretionary profit sharing plans administered by the Company. The Company also provides postretirement benefits to certain employees (Note 10).

GOODWILL

     The total cost of the Shafer Valve acquisition in May 1992 was $26,489,971, excluding acquired cash of $7,483,092, which exceeded the fair value of net assets by $12,066,500. The excess was amortized on a straight-line basis over 30 years. Accumulated amortization was $1,407,029 at October 31, 1995.

     During June 1993, the Company acquired the minority interest of the Sectional Die Company for $1,939,856. Such amount exceeded the minority interest in the underlying net assets by $847,752 and this excess was allocated to assets and liabilities utilizing purchase accounting. Of this amount $693,320 was allocated to goodwill which is being amortized on a straight line basis over 30 years. During 1996, 1995 and 1994, goodwill amortization amounted to $20,763, $23,113 and $25,595, respectively. Accumulated amortization was $78,001 and $57,238 at October 31, 1996 and 1995, respectively.

     The Company uses an undiscounted cash flow method to periodically review the net realizable value of goodwill and other long-term assets.

CASH AND CASH EQUIVALENTS

     Cash and cash equivalents include checking accounts and all highly liquid investments with an original maturity of three months or less.

INVENTORIES

     Inventories are valued at the lower of cost or market, cost being determined primarily by the last-in, first-out ("LIFO") method and the balance determined by the first-in, first-out ("FIFO") method, which approximates average cost.

PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment are stated at cost. Expenditures for maintenance, repairs and renewals are charged to expense as incurred, whereas major improvements are capitalized. The cost of these improvements is depreciated over their estimated useful lives. Useful lives range from five to twelve years for furniture and fixtures and machinery and equipment, fifteen to twenty years for land improvements and thirty to forty years for buildings and their related improvements. Depreciation is computed using principally the straight-line method for financial reporting purposes and accelerated methods for income tax purposes.

INCOME TAXES

     The Company utilizes the asset and liability method in accounting for income taxes which requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amount and tax basis of assets and liabilities.

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                      Shiloh Industries, Inc.

NOTE 2
SUMMARY OF
SIGNIFICANT
ACCOUNTING
POLICIES --
CONTINUED


CONCENTRATION OF CREDIT RISK

     The Company sells products to customers primarily in the automotive and heavy truck industries. The Company performs on-going credit evaluations of its customers and generally does not require security when extending credit. The Company maintains a reserve for potential credit losses. Such losses have historically been within management's expectations. Currently, the Company does not have financial instruments with off-balance sheet risk.

FAIR VALUE OF
FINANCIAL INSTRUMENTS

     The carrying amount of cash and investments, trade receivables and payables approximates fair value because of the short maturity of those instruments. The carrying value of the Company's long-term debt is considered to approximate the fair value of these instruments based on the borrowing rates currently available to the Company for loans with similar terms and maturities.

ACCOUNTING ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

EARNINGS PER SHARE

     Earnings per share is computed by dividing the net income by the weighted average number of common shares outstanding.

NEWLY ISSUED ACCOUNTING PRONOUNCEMENTS

     In October 1995, Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"), was issued. The Company will adopt SFAS No. 123 in the year ending October 31, 1997. The Company will continue to apply APB Opinion 25 in accounting for stock-based employee compensation; however, the impact of the fair value based method described in SFAS No. 123 will be presented in the notes to the financial statements.

NOTE 3
DISCONTINUED
OPERATIONS

     On July 9, 1996, the Company completed the sale of substantially all of the issued and outstanding common stock of Shafer Valve for $13,200,000 in cash. The disposition of this segment resulted in a $9,589,213 loss after tax and has been accounted for as a discontinued operation. Accordingly, prior years' statements of income and cash flows have been restated to reflect the discontinuation of the valve actuator segment.

     Summary operating data of the discontinued operation for the period ending July 9, 1996, and fiscal years 1995 and 1994 were as follows:


--------------------------------------------------------------------------------
                          1996              1995              1994
--------------------------------------------------------------------------------
Sales                  $10,931,052       $16,461,916       $15,252,804
Gross profit             2,395,279         4,235,599         4,281,962
Loss before income
  taxes                   (756,391)         (309,034)         (883,488)
Income tax benefit         244,238            20,565           270,035
--------------------------------------------------------------------------------
Net loss from
  discontinued
  operations              (512,153)         (288,469)         (613,453)
================================================================================

                                     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                     Shiloh Industries, Inc.

NOTE 4
ACCOUNTS
RECEIVABLE

     Accounts receivable in the consolidated balance sheet are expected to be collected within one year and are net of provisions for doubtful accounts, in the amount of $913,070 and $1,105,068, at October 31, 1996 and 1995,
respectively.


NOTE 5
INVENTORIES

     Inventories consist of the following:


                                                October 31,
                                       1996                 1995
----------------------------------------------------------------------
Raw materials                       $11,557,662          $14,521,604
Work-in-process                       2,797,698            3,400,070
Finished goods                        5,475,054            4,760,141
----------------------------------------------------------------------
  Total at average cost              19,830,414           22,681,815
LIFO reserve                         (1,203,922)          (1,634,705)
----------------------------------------------------------------------
  Total                             $18,626,492          $21,047,110
======================================================================

     Average cost inventory is net of reserves to reduce certain inventory from cost to net realizable value. Such reserves aggregated $82,181 and $482,368 at October 31, 1996 and 1995, respectively. Of the total inventory at average cost at October 31, 1996 and 1995, $17,741,751 and $15,472,642, respectively, were valued using the LIFO method.

     During 1995, the Company reduced certain inventory quantities which were valued at lower LIFO costs prevailing in prior years. The effect of this reduction was to decrease cost of goods sold by approximately $246,800 and to increase net income by approximately $148,080 or $.01 per share.

NOTE 6
OTHER
ASSETS


     Other assets consist of the following:

                                              October 31,
-------------------------------------------------------------------
                                       1996                 1995
-------------------------------------------------------------------
Cash surrender value of life
  insurance                         $ 2,990,140          $2,975,615
Long-term pension asset                      --              61,827
Other                                   461,594             301,141
Deposit for acquisition (Note 16)    22,577,937                  --
-------------------------------------------------------------------
  Total                             $26,029,671          $3,338,583
===================================================================

                                     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                     Shiloh Industries, Inc.

NOTE 7
PROPERTY,
PLANT AND
EQUIPMENT

     Property, plant and equipment consist of the following:


--------------------------------------------------------------------
                                             October 31,
                                      1996                  1995
--------------------------------------------------------------------
Land                              $  3,584,572          $  3,199,675
Buildings and improvements          48,916,332            40,172,317
Machinery and equipment             87,121,959            77,314,621
Furniture and fixtures               4,810,494             5,836,662
Construction in progress            30,787,858            24,048,847
--------------------------------------------------------------------
  Total, at cost                   175,221,215           150,572,122
Less: Accumulated depreciation     (52,927,840)          (52,620,090)
--------------------------------------------------------------------
Net property, plant and
  equipment                       $122,293,375          $ 97,952,032
====================================================================


     Depreciation expense was $7,145,146, $6,443,556 and $6,036,975 for 1996,
1995 and 1994, respectively.

     During the three years ended October 31, 1996, interest costs of $650,629, $445,648, and $37,210 were capitalized as part of property, plant and equipment respectively.

     The Company had commitments for capital expenditures of approximately $19.2 million at October 31, 1996.


NOTE 8
FINANCING
ARRANGEMENTS

     Short-term debt consists of the following:


--------------------------------------------------------------------
                                               October 31,
                                        1996                 1995
--------------------------------------------------------------------
Revolving credit loan -- interest
  at 5.90% at October 31, 1996       $2,500,000           $       --
--------------------------------------------------------------------
Total                                $2,500,000           $       --
=====================================================================

                                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                    SHILOH INDUSTRIES, INC.

NOTE 8
FINANCING
ARRANGEMENTS
 -- CONTINUED

                    Long-term debt consists of the following:


-------------------------------------------------------------------------------
                                                October 31,
                                          1996              1995
-------------------------------------------------------------------------------
Revolving credit loan -- interest at
  6.03% at October 31, 1996            $26,500,000       $13,500,000
Revolving credit loan -- interest at
  5.90% at October 31, 1996             18,500,000                --
Term loan -- due in twenty quarterly
  installments of $300,000 plus
  interest which is fixed at 8.78%              --           600,000
Term loan -- due in quarterly
  installments of $437,500 plus
  interest which is fixed at 7.10%              --         7,875,000
Variable rate industrial development
  bond, secured by letter of credit,
  weighted average interest rate at
  3.80% payable on February 1, 2010      5,433,352         1,331,042
-------------------------------------------------------------------------------
                                       $50,433,352       $23,306,042
  Less: current portion                         --        (2,350,000)
-------------------------------------------------------------------------------
                                       $50,433,352       $20,956,042
================================================================================


     Prior to April 16, 1996, the Company had a $23 million unsecured revolving credit facility with Society National Bank (now known as KeyBank National Association) ("KeyBank"). In conjunction with the negotiation of the new credit facility described below, this line was terminated. On April 16, 1996, the Company signed an agreement with KeyBank for a revolving credit facility ("Shiloh Facility") not to exceed $30 million. The term of the Shiloh Facility extends to February 28, 2000 with an option for successive one year term extensions available at the Company's request and KeyBank's approval, upon proper written notification. The Company has the option to select the applicable interest rate at KeyBank's prime rate or the LIBOR rate plus 1/2% fixed in increments of 30, 60 or 90 days. The terms of the agreement require an annual commitment fee equal to 1/4% on the average unused amount of the Shiloh Facility.

     On April 16, 1996, Shiloh of Michigan signed an agreement with KeyBank for a revolving credit facility ("SOM Facility") not to exceed $23 million. The term of the SOM Facility extends to February 28, 1998 with an option for successive one year term extensions available at Shiloh of Michigan's request and KeyBank's approval, upon proper written notification. Shiloh of Michigan has the option to select the applicable interest rate at KeyBank's prime rate or the LIBOR rate plus 1/2% fixed in increments of 30, 60 or 90 days. The terms of the agreement require an annual commitment fee equal to 1/4% on the average unused amount of the SOM Facility. The Company is an 80% guarantor of the SOM Facility.

     Under the Company's revolving credit facilities, including the SOM Facility, $11 million was unused at October 31, 1996.

                                     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                     SHILOH INDUSTRIES, INC.

NOTE 8
FINANCING
ARRANGEMENTS
 -- CONTINUED

     At October 31, 1996, the scheduled maturities of all long-term debt during the next five years is as follows:

                                             1997                         --
                                             1998                 18,500,000
                                             1999                         --
                                             2000                 26,500,000
                                             2001                         --
                                             2002                         --
                                             Thereafter            5,433,352

     In March 1995, Medina County, Ohio issued on behalf of the Company an aggregate of $5.4 million in principal amount of variable rate industrial bonds due 2010, which are secured by the Company with a letter of credit. The funds from these bonds were used to finance a portion of the expansion at the Company's steel pickling operations in Valley City, Ohio. At October 31, 1996, substantially all the proceeds had been utilized.

     Certain of the debt agreements described above contain various restrictive covenants which, among others, require the Company's various operating subsidiaries to maintain minimum net worth levels and financial ratios. The agreements also place certain restrictions on additional indebtedness, capital expenditures and cash dividends. Interest paid amounted to $1,063,938, $1,575,547 and $1,610,241 during 1996, 1995 and 1994, respectively.

NOTE 9
LEASES

     The Company leases certain equipment under operating leases. Rent expense under operating leases for 1996, 1995 and 1994 was $274,441, $252,791 and $265,982, respectively. Future minimum lease payments under operating leases are as follows at October 31, 1996:

                                             ---------------------------------
                                                                     Operating
                                             ---------------------------------
                                             1997                     $189,826
                                             1998                       52,181
                                             1999                       22,221
                                             2000                       16,692
                                             2001                         --
                                             ---------------------------------
                                             Total minimum lease
                                               payments               $280,920
                                             =================================


NOTE 10
EMPLOYEE
BENEFIT
PLANS


        The Company maintains pension plans covering most employees. The assets of the plans consist primarily of insurance and annuity contracts. The
assumptions used to develop net periodic pension cost   were as follows:
discount rate ranged from 7.25% to 8.25% for all plans for the three years ended October 31, 1996; expected long-term rate of return on plan assets ranged from 6.0% to 8.0% for all plans for the three years ended October 31, 1996; rates of increase in compensation levels of salaried plans ranged from 4.5% to 5.0% for all plans for the three years ended October 31, 1996. For the valuation of pension obligations at the end of 1996, the discount rate for all plans was increased to 8.00% from 7.50% at the end of 1995.

                                     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                     SHILOH INDUSTRIES, INC.

NOTE 10
EMPLOYEE
BENEFIT
PLANS --
CONTINUED

     The components of net periodic pension cost are as follows:


-----------------------------------------------------------------------
                                             October 31,
-----------------------------------------------------------------------
                                   1996          1995          1994
-----------------------------------------------------------------------
Service cost for the current
  period                        $  863,168    $   688,641    $ 769,444
Interest cost on projected
  benefit obligation               651,116        623,452      600,745
Actual return on assets           (603,488)    (1,100,300)     238,737
Net amortization and
  deferrals                         90,722        574,211     (680,529)
-----------------------------------------------------------------------
                                $1,001,518    $   786,004    $ 928,397
=======================================================================



     Employee pension funded status was as follows:


                                                     -------------------------------------------------------
                                                         OCTOBER 31, 1996              October 31, 1995
                                                     -------------------------------------------------------
                                                       Assets       Accumulated     Assets      Accumulated
                                                       Exceed        Benefits       Exceed         Benefits
                                                     Accumulated      Exceed     Accumulated        Exceed
                                                       Benefits       Assets       Benefits         Assets
------------------------------------------------------------------------------------------------------------
Actuarial present value of benefit obligations:
Vested employees                                     $(6,180,351)     $  --     $(5,011,158)     $(1,689,509)
Non-vested employees                                    (180,578)        --        (140,478)         (46,401)
                                                     --------------------------------------------------------
  Accumulated benefit obligation                      (6,360,929)        --      (5,151,636)      (1,735,910)
Additional benefits based on estimated
  future salary levels                                (2,994,145)        --      (3,877,655)              --
                                                     --------------------------------------------------------
Projected benefit obligation                          (9,355,074)        --      (9,029,291)      (1,735,910)
Plan assets at fair value                              9,728,033         --       7,717,485        1,627,437
                                                     --------------------------------------------------------
  Funded status                                          372,959         --      (1,311,806)        (108,473)
Unamortized net liability existing at date
  of adoption of SFAS 87                                 988,596         --         840,505          234,915
Unrecognized net experience loss (gain)                 (366,087)        --         462,212         (547,710)
Minimum liability                                             --         --              --          (61,827)
Unrecognized prior service cost                          515,796         --          51,075          374,622
                                                     --------------------------------------------------------
Pension related asset (liability)                    $ 1,511,264      $  --     $    41,986      $  (108,473)
                                                     ========================================================

     In addition to the defined benefit plans described above, the Company recorded expense of $1,118,322, $1,022,830 and $744,228 during 1996, 1995 and
1994, respectively, with respect to its defined contribution plans.

     Effective November 1, 1993, the Company adopted SFAS 106. This statement requires the expected cost of postretirement benefits to be recognized during the years that employees render service. The Company provides postretirement health care benefits to certain employees (and their dependents) who retire early, but coverage generally continues only until age 65. Prior to the adoption of SFAS 106 these benefits were recorded on a cash basis and were insignificant in 1993 and 1992. As permitted under SFAS 106, the Company elected to amortize the transition liability of $586,000 over twenty years.

                                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  SHILOH INDUSTRIES, INC.

NOTE 10
EMPLOYEE
BENEFIT
PLANS --
CONTINUED


     The Company's accumulated postretirement benefit obligation (APBO) is comprised of the following:

----------------------------------------------------------------------
                                               October 31,
----------------------------------------------------------------------
                                        1996                  1995
----------------------------------------------------------------------
Retirees
Fully eligible active plan             $(396,018)           $(929,323)
  participants                          (274,507)            (235,402)
Other active plan participants        (1,263,562)            (161,014)
----------------------------------------------------------------------
APBO                                  (1,934,087)          (1,325,739)
Unrecognized transition liability        455,060              527,334
Unrecognized prior service cost               --                   --
Unrecognized net loss (gain)             876,833              534,341
----------------------------------------------------------------------
Postretirement benefit related
  liability                            $(602,194)           $(264,064)
======================================================================

     The net periodic postretirement benefit cost included the following:

----------------------------------------------------------------------
                                               October 31,
                                        1996                 1995
----------------------------------------------------------------------
Service cost of benefits earned         $137,813             $ 52,011
Interest cost on APBO                    167,549               84,569
Amortization of transition
  liability                               28,401               42,281
Net amortization and deferrals            66,823                   --
----------------------------------------------------------------------
Total                                   $400,586             $178,861
======================================================================


     The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation at October 31, 1996 was 10.0%, gradually declining to 4.5% in 2001 and remaining at that level thereafter. A one-percentage point increase in the assumed health care cost trend rate for each year would increase the accumulated postretirement benefit obligation by approximately $636,313 at October 31, 1996 and the postretirement benefit cost by approximately $159,638 for the year then ended. The actuarial present value of accumulated postretirement benefit obligations was determined using a weighted average discount rate of 8.0% at October 31, 1996. The 1996 and 1995 net periodic postretirement benefit cost was determined using a weighted average discount rate of 7.5% and 8.25%, respectively.

     SFAS 112, "Employers' Accounting for Postemployment Benefits", was issued in November 1992 and was adopted by the Company during fiscal 1994. Implementation of this pronouncement did not have a material impact on the Company as the Company currently provides no significant benefits, as defined by the statement, to former or inactive employees.

                                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                    SHILOH INDUSTRIES, INC.

NOTE 11
STOCK AND
BONUS PLANS

1993 KEY EMPLOYEE STOCK INCENTIVE PLAN

     The Company's 1993 Key Employee Stock Incentive Plan (the "Incentive Plan"), which was adopted by the Company in May 1993, authorizes grants to officers and other key employees of the Company and its subsidiaries of (i) stock options that are intended to qualify as "incentive stock options," (ii) nonqualified stock options and (iii) restricted stock awards. The Incentive Plan also authorizes grants of nonqualified stock options and restricted stock awards to consultants to the Company and its subsidiaries. The Incentive Plan authorizes the granting of stock options and restricted stock awards up to an aggregate of 450,000 shares of Common Stock, subject to adjustment upon the occurrence of certain events to prevent any dilution or expansion of the rights of participants that might otherwise result from the occurrence of such events. Incentive stock options are exercisable for up to 10 years at an option price of not less than the fair market value of the Common Stock on the date on which the option is granted or at an option price of not less than 110% of the fair market value of the Common Stock in the case of an officer or other key employee who owns at the time the option is granted more than 10% of the Common Stock. Nonqualified stock options may be granted for up to 10 years at such exercise price and upon such terms and conditions as the Board of Directors or the Compensation Committee may determine. In May 1993, the Company granted nonqualified stock options for 46,400 shares of Common Stock, with an exercise price equal to $11.00 per share. Such options became exercisable over a period of three years commencing on the first anniversary of the date of grant. On October 17, 1995, the Company granted nonqualified stock options for 47,000 shares of Common Stock (no stock options were granted in 1994), at an exercise price of $11.00 per share. Such options became exercisable as of the date of grant and will remain so for a period of five years from the date of grant. On October 23, 1996, the Company granted nonqualified stock options for 160,000 shares of Common Stock, at an exercise price of $16.50 per share. Such options become exercisable as of the date of grant and will remain so for a period of 5 years commencing from the date of grant.

EXECUTIVE INCENTIVE BONUS PLAN

     The Company maintains an Executive Incentive Bonus Plan (the "Bonus Plan") which provides annual incentive bonuses to its executive officers. The Bonus Plan provides for an aggregate annual bonus pool equal to an amount (the "Aggregate Amount") which is the lesser of (i) 60% of the aggregate base compensation of the participating executive officers or (ii) 15% of the Company's net income before taxes and any incentive bonuses for the year on which the bonuses are based. The Aggregate Amount is then adjusted as follows:
50% of the Aggregate Amount is available for bonus allocations regardless of the Company's performance; 25% is available only if the Company satisfied its operating profit goal for the year (as established by the Board of Directors); and 25% is available only if the Company satisfied its return on equity goal for the year (as established by the Board of Directors). Within these parameters, the Chairman of the Board of Directors determines, with approval from the Company's Compensation Committee, the amount to be paid to each officer, considering such factors as the officer's performance during the year and the Company's overall performance during the year. During fiscal 1996, 1995 and 1994, $516,600, $519,100 and $125,000, respectively was expensed under this bonus plan.

                                     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                     SHILOH INDUSTRIES, INC.

NOTE 12
INCOME TAXES


     The components of the provision for income taxes on income from continuing operations were as follows:


------------------------------------------------------------------------
                                       Years Ended October 31,
------------------------------------------------------------------------
                                    1996          1995           1994
------------------------------------------------------------------------
Current:
  Federal                        $8,570,579     $7,455,226    $5,006,859
  State and local                 1,091,678      1,331,650     1,268,048
------------------------------------------------------------------------
                                  9,662,257      8,786,876     6,274,907
Deferred                          1,290,012        683,979       215,691
------------------------------------------------------------------------
  Total                         $10,952,269     $9,470,855    $6,490,598
========================================================================


     Temporary differences and carryforwards which give rise to deferred tax assets and liabilities were comprised of the following:

---------------------------------------------------------------------
                                                    October 31,
---------------------------------------------------------------------
                                              1996              1995
---------------------------------------------------------------------
Deferred tax assets:
  Bad debt reserves                        $  365,228     $   442,027
  Inventory reserves                          349,061         336,887
  State income and franchise taxes            608,622         667,078
  Accrued group insurance                     366,800         411,260
  Personal property tax reserves              394,999         400,266
  Accrued vacation reserves                   375,807         423,804
  Net operating loss carryforwards            241,475         600,197
  Capital loss carryforwards                5,046,335          92,941
  Other reserves                              647,304         369,351
---------------------------------------------------------------------
                                            8,395,631       3,743,811
Less: Valuation allowance                  (5,046,335)        (92,941)
---------------------------------------------------------------------
Total deferred tax assets                   3,349,296       3,650,870
Deferred tax liabilities:
  Fixed assets                             (8,712,337)    (10,179,291)
  Pension assets                             (763,894)       (105,545)
---------------------------------------------------------------------
Net deferred tax liability                $(6,126,935)    $(6,633,966)
======================================================================


     The valuation allowance relates to capital loss carryforwards which are not expected to be utilized.

     Effective November 1, 1993, the Company adopted SFAS 109. This statement required the Company to adopt the asset and liability method of accounting for income taxes. The effect of adopting SFAS 109 in 1994 amounted to a charge of $280,943 to net income, or $.02 per share. This amount is reflected as the effect of a change in accounting principle.

                                     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                     SHILOH INDUSTRIES, INC.

NOTE 12
INCOME TAXES
-- CONTINUED

     A reconciliation of the statutory federal income tax rate to the effective income tax rate is as follows:



---------------------------------------------------------------------------
                                                 Years Ended October 31,
---------------------------------------------------------------------------
                                               1996        1995       1994
---------------------------------------------------------------------------
Federal income tax at statutory rate           35.0%        35.0%     34.3%
State and local income taxes                    3.0          3.6       5.0
Other                                           0.5          1.0       1.6
---------------------------------------------------------------------------
  Effective income tax rate                    38.5%        39.6%     40.9%
===========================================================================


     Income taxes paid amounted to $10,942,558, $8,616,188 and $3,926,358 for the years 1996, 1995 and 1994, respectively.

     For federal income tax purposes at October 31, 1996, the Company had available net operating loss carryforwards of approximately $689,928, expiring in 2005, if not utilized. These net operating losses were incurred during Liverpool Coil Processing, Inc.'s ("Liverpool") initial separate return year and can only be utilized by Liverpool. In addition, at October 31, 1996, the Company had available a capital loss carryforward of approximately $12,615,837, expiring in 2001, if not utilized. The capital loss was incurred on the sale of Shafer Valve and a full valuation allowance has been provided.

NOTE 13
RELATED
PARTY
TRANSACTIONS


     The Company had sales to a significant shareholder of $5,360,341, $5,899,935 and $7,109,446, for the years 1996, 1995 and 1994, respectively. The
Company believes these transactions were made on the same basis as would have been made with independent third parties. At October 31, 1996 and 1995, the Company had receivable balances of $845,482 and $786,329 respectively, due from this shareholder.


NOTE 14
QUARTERLY
RESULTS OF
OPERATIONS
(UNAUDITED)

                                           (Dollars in thousands, except per share data)
                                           -----------------------------------------------
                                             First       Second     Third         Fourth
                                            Quarter      Quarter    Quarter       Quarter
------------------------------------------------------------------------------------------
OCTOBER 31, 1996
Revenues                                     $51,539    $ 58,045    $53,503     $ 56,379
Gross Profit                                  10,006      11,270     10,959       13,395
Operating Income                               6,190       7,399      6,688        8,267
Income from Continuing Operations              3,740       4,544      4,140        5,099
Loss from Discontinued Operations               (376)         (3)        --          123
Income (Loss) on Sale of Discontinued
  Operations                                      --     (10,198)        --          609
Net Income (Loss)                              3,364    $ (5,657)    $ 4,140     $  5,831
                                           -----------------------------------------------
Net Income from Continuing Operations per
  Share                                      $   .29    $    .35    $   .31     $    .39
Loss from Discontinued Operations per Share     (.03)       (.00)      (.00)         .01
Loss from Sale of Discontinued Operations
  per Share                                     (.00)       (.78)      (.00)         .05
                                           -----------------------------------------------
Net Income (Loss) per Share                  $   .26    $   (.43)   $   .31     $    .45
                                           ===============================================

                                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                    SHILOH INDUSTRIES, INC.

NOTE 14
QUARTERLY
RESULTS OF
OPERATIONS
(UNAUDITED)
-- CONTINUED

                                           (Dollars in thousands, except per share data)
                                           -----------------------------------------------
                                             First       Second      Third        Fourth
                                            Quarter      Quarter    Quarter       Quarter
------------------------------------------------------------------------------------------
OCTOBER 31, 1995
Revenues                                     $52,132    $ 56,320    $47,888     $  56,008
Gross Profit                                   8,840      10,124      8,692        10,958
Operating Income                               4,986       6,686      4,801         7,800
Income from Continuing Operations              3,036       3,966      2,863         4,599
Income (Loss) on Discontinued Operations        (548)        (88)       165           182
Net Income (Loss)                             $2,488      $3,878     $3,028        $4,781
                                            ---------------------------------------------
Net Income from Continuing Operations per
  Share                                       $  .23      $  .31     $  .22        $  .35
Income (Loss) from Discontinued
  Operations per Share                          (.04)       (.01)       .01           .02
                                           -----------------------------------------------
Net Income per Share                         $   .19         .30        .23           .37
                                           ===============================================




NOTE 15
COMMITMENTS
AND
CONTINGENT
LIABILITIES

     The Company is a party to several lawsuits and claims arising in the normal course of its business. In the opinion of management, the Company's liability or recovery, if any, under pending litigation and claims would not materially affect its financial condition or results of operations.

NOTE 16
SUBSEQUENT
EVENT

     On November 1, 1996, the Company completed the acquisition of GDM. The acquisition of substantially all of the assets and assumption of certain liabilities of GDM will be accounted for as a purchase and its results of operations will be included in Shiloh's consolidated results from that date forward. The purchase price (paid to the owners or creditors) included approximately $15,000,000 in cash and approximately $7,600,000 in assumed debt which was repaid immediately subsequent to closing. These cash amounts are reflected as a deposit in the company's balance sheet at October 31, 1996, since the cash was held in escrow at that date. In addition, costs associated with the transaction have been accrued at October 31, 1996. On January 3, 1997, a $2,299,002 additional payment was made as provided by the purchase agreement.

     It is estimated that the purchase price will be allocated among the fair value of assets acquired and liabilities assumed as follows:

               Net working capital                $8,717,433
               Property, plant and equipment       9,578,000
               Goodwill                            7,000,000

     This preliminary purchase price allocation is subject to final purchase price adjustments.